UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“The Good Growth Plan: progress made across all commitments”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA + 1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, March 23, 2016

The Good Growth Plan: progress made across all commitments

Highlights include:

•	4 million hectares of farmland enhanced through biodiversity or soil preservation initiatives

•	Syngenta reaches more than 17 million smallholders

•	All data audited and available in open data format

•	Alignment with the UN Sustainable Development Goals

Syngenta today announced results for the second year of The Good Growth Plan, which comprises six ambitious commitments for 2020 to support the sustainability of agriculture and the development of rural communities.

In 2015, Syngenta projects and partnerships enhanced biodiversity on a cumulative 1.6 million hectares of land and improved the soil on 2.4 million hectares – a combined area equivalent to the size of Switzerland. Syngenta also reached 17.2 million smallholders, allowing them to access key solutions to increase their productivity and benefit rural communities.

In the Samara region in Russia, for example, 245 farmers participated in a series of events with scientists, local authorities and Syngenta agronomists on minimum tillage, which avoids churning up the earth and maintains soil moisture and porosity. “This new technology increases yields by 25-30 percent compared with traditional tillage”, said Prof. Vasily Lukhmenev from Orenburg State Agro University, who participated in the project.

In Lumajang, Indonesia, successful rice growers achieving a yield of 10 tons per hectare each passed on their knowledge to 30 other smallholders, supported by Syngenta agronomists and government counselors. “Farmers may make a mistake in identifying a disease and take the wrong remedial action. By adopting modern technology, my rice harvest yield increases and my harvest income is better”, said Hadi Suwono, one of the 15,000 smallholders participating in the program.

Syngenta Chief Executive Officer, John Ramsay, said: “With the Good Growth Plan, a global network of 3,600 farmers and many organizations in 42 countries are joining forces to demonstrate and measure the sustainable use of technology in agriculture. Data is independently collected and validated and in 2015 we achieved audit level of assurance. As we drive progress towards our six commitments, we are reaching out to partners and learning from our stakeholders. In this way we can make a difference and contribute to the achievement of the UN Sustainable Development Goals”.

Syngenta – March 23, 2016 / Page 1 of 3

A description of each commitment and an overview of the progress made in 2015 are below. For more information, please go to www.goodgrowthplan.com or the Syngenta Annual Review 2015: www.ar2015.syngenta.com

Six commitments: 2015 reporting update

1.	Make crops more efficient: Increase average productivity of the world’s major crops by 20 percent without using more land, water or inputs.

o	In 2015, Syngenta established a global network of more than 1,000 reference farms and - for comparison purposes - over 2,500 benchmark farms, grouped in clusters of similar agro-climatic conditions and grower characteristics. The reference farms have adopted tailored crop protocols and have increased productivity by a global average of 2 percent against baseline data.

2.	Rescue more farmland: Improve the fertility of 10 million hectares of farmland on the brink of degradation.

o	In 2015, Syngenta programs improved over 1.6 million hectares of soil. On a cumulative basis, we have reached around 24 percent of the 2020 target.

3.	Help biodiversity flourish: Enhance biodiversity on 5 million hectares of farmland.

o	In 2015, biodiversity was enhanced on around 900,000 hectares of agricultural landscape in over 30 countries. On a cumulative basis, we have reached around 30 percent of the 2020 target.

4.	Empower smallholders: Reach 20 million smallholders and enable them to increase productivity by 50 percent.

o	Syngenta already reaches 17.2 million smallholders through sales and is measuring their increase in productivity on smallholder reference farms.

5.	Help people stay safe: Train 20 million farm workers on labor safety, especially in developing countries.

o	In 2015, Syngenta and its partners trained 5.7 million people in better and safer farming.

6.	Look after every worker: Strive for fair labor conditions throughout our entire supply chain network.

o	In 2015, our Fair Labor Program covered more than 27,000 suppliers representing 84 percent of Syngenta seed supply farms globally. We became the first agriculture company to receive Fair Labor Association accreditation for our program in India.

Syngenta – March 23, 2016 / Page 2 of 3

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – March 23, 2016 / Page 3 of 3

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	March 23, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration